NOVA LIFESTYLE, INC.

April 12, 2012

The United States Securities and Exchange Commission
Washington, DC 20549

Attn: Sherry Haywood

Re:  Counsel for Nova Lifestyle, Inc.

Dear Ms. Haywood:

This will advise you that we have engaged the law firm of McKenna Long & Aldridge LLP to represent us with respect to our U.S. law matters including the securities laws and matters before the Securities and Exchange Commission. McKenna Long & Aldridge LLP replaces Newman & Morrison I..LP. The responsible partner for matters with the SEC is Thomas Wardell. You and others at the Securities and Exchange Commission should feel free to communicate with him or his colleagues at his firm about any and all matters we have with the SEC.

Thank you very much.